Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

Aeterna Zentaris Inc. (the “Company”)
c/o Stikeman Elliott LLP
1155 René-Lévesque Blvd. West, 41st Floor
Montréal, Québec
H3B 3V2

Item 2   Date of Material Change

October 31, 2018.
Item 3   News Release

On November 1, 2018, the Company issued a news release indicating the material change, which was disseminated on the GlobeNewswire news service.
Item 4   Summary of Material Change
On November 1, 2018, the Company announced that it was advised on October 31, 2018 that Strongbridge BioPharma Plc had signed an agreement with Novo Nordisk A/S pursuant to which Novo Nordisk will acquire from Strongbridge BioPharma Plc its rights to Macrilen™ in the United States and Canada.
Item 5.1   Full Description of Material Change
On November 1, 2018, the Company announced that it was advised on October 31, 2018 that Strongbridge BioPharma Plc had signed an agreement with Novo Nordisk A/S pursuant to which Novo Nordisk will acquire from Strongbridge BioPharma Plc its rights to Macrilen™ in the United States and Canada. Aeterna Zentaris has licensed the rights to Macrilen™ in the United States and Canada to Strongbridge Biopharma.
Item 5.2   Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Further information regarding the matter described in this report may be obtained from Leslie Auld, Chief Financial Officer, at 843-900-3201 or IR@AEZSinc.com.

Item 9   Date of Report

November 6, 2018.